January 7, 2010

Michael F. Johnson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Appiphany Technologies Holdings Corp.

Registration Statement on Form S-1 filed November 4, 2010

File No. 333-167453

SEC Comment letter dated December 1, 2010

Dear Mr. Johnson:

Appiphany Technologies Holdings Corp., a Nevada corporation (the “Company”), has received and reviewed your letter of December 1, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on November 4, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 1, 2010.

Cover Page l

1.

Please delete the table on the cover page. The information in the table is provided textually in preceding portions of the cover page. Redundant information on the cover page is not appropriate.

RESPONSE:  We have revised the Filing to delete the table on the cover page.

2.

Delete the reference to the exemption from broker-dealer registration that the officers and directors intend to rely upon from the cover page. That information is not key to potential investors and need not be referenced in the portions of the filing that are subject to Rule 42l(d). Also, delete the portions of the fourth paragraph that provide the prospectus delivery legend applicable to dealers from the cover page. The legend required by Item 502(b) of Regulation S-K that is provided as the last paragraph of the cover page should be set forth on the inside front cover page of the prospectus.

RESPONSE: We have revised the Filing as requested.

Prospectus Summary, page 7

3.

In the third paragraph of the "overview'' subsection on page 7, please describe the status of the third party applications that you reference in the preceding paragraph. Indicate whether any of the applications have been developed and inform stockholders of the page number of the prospectus where a reasonably detailed description of the status of your proposed product offerings is provided. If you have not developed products that you are currently able to commercially market, investors should be so informed near the beginning of the summary.

RESPONSE:  We have revised the Filing on page 7 to include the following language:

“To date, we have designed and developed a variety of Apps that are currently available for purchase through Apple, Inc., and we are in the process of developing additional Apps and products.  Our current products, services and projects are described in further detail in the section of this prospectus titled “DESCRIPTION OF OUR BUSINESS”, under “Products and Services” starting on page 23. We believe that the Company will evolve into a third-party accessories company, integrating our accessories to function with our Apps. We aim to maximize user experience while exploring the innovative technological possibilities of today. Our goal is to become a successful developer of Apps and App software and maintain a balanced company through streamlined web-based marketing and sales.”

4.

With respect to the fourth paragraph of The Company Overview on page 7, please concisely summarize the executive's technical background and in your response letter provide supporting analysis for your view that the description of that background is appropriately described as "extensive." Additionally, concisely explain the nature of the unique understanding of resource management that is attributed to Mr. Klippenstein.

RESPONSE:  Our founder and president has an extensive technical background as shown by his eleven plus years working in the technology industry, and more specifically, developing software, designing and developing websites and graphics, and providing website customer service. We believe that eleven years in the technology industry, coupled with the myriad of specific technologic experience Mr. Keller brings, can appropriately be described as extensive. As President and Director of Highland Security Group, Ltd. for the past 13 years, Mr. Klippenstein has experience managing hundreds of employees and thousands of dollars of budgets per year and thus brings to the Company a unique understanding of resource management. We have revised the Filing on page 7 to include the following language:

“Our founder and President, Jesse Keller, has an extensive technical background that he developed over the course of more than eleven years of experience working in the technology industry, specifically through his work in software development, web design, graphic design, web development and webmaster/customer service.  Mr. Keller also has significant experience in search engine marketing, affiliate marketing, investor relations, public relations and strategic business planning after having successfully developed several business ventures.  Jonas Klippenstein, as Vice President, supports Mr. Keller, and brings important executive and management experience and a unique understanding of resource management pertaining to large collaborative projects mainly due to his experiences managing employees and budgets as President and Director of Highland Security Group Ltd. for the past 13 years. We anticipate that our eventual sales and development force will be composed of employees and independent contractors involved in computer software technology and Apple, Inc. technology fields that will enhance our corporate image, provide valuable insights into our merchandising, and heighten our understanding of our target market.”

Risk Factors, page 9

General

5.

To the extent that there are risks associated with conducting the primary and secondary offerings concurrently or in proximity, your risk factors section should discuss any potential negative impact in connection with the concurrent offering.

RESPONSE:  We have revised the Filing on page 11 to include the following risk factor:

“As a result of the concurrent offering by the Company and by selling shareholders, we may not be able to sell the shares being offered by us which will reduce the amount of capital available for our operations.

The Company and selling shareholders will be offering shares of the Company’s common stock at the same time.  The sale of shares by the selling shareholders is not contingent upon the Company selling a minimum number of its shares.  Due to the concurrent offering, the Company and selling shareholders may be competing for potential investors.  While we do not believe we will be approaching the same potential investors, we may inadvertently do so and if there is a conflict, it is possible that we may not be able to fully subscribe our offering.  In that event, the overall proceeds to the Company from our offering may be decreased which would decrease the amount of capital available for our business operations.  Further, sales of a substantial number of shares of our common stock by the selling stockholders could impair our ability to raise capital through the sale of additional equity securities.”

6.

Please tell us what consideration you gave to including a risk factor disclosing that Messrs.Keller and Klippenstein will only be devoting "up to" 20 hours per week to your operations.

RESPONSE:  As Messrs. Keller and Klippenstein have other business activities, currently they are not devoting a majority of their time to the Company, and this could negatively affect the Company’s operations; therefore, we have revised the Filing on page 14 to include the following risk factor:

“As the Company’s President and Vice-President have other outside business activities, they are not devoting a majority of their time to the Company, which may result in periodic interruptions or business failure.

Our President and Chief Executive Officer, Jesse Keller, and Vice President, Jonas Klippenstein, have other outside business activities but are committed to devote time to our operations. Mr. Keller has committed to devote up to 25 hours per week to the Company’s operations, and Mr. Klippenstein has committed to devote up to 20 hours per week to the Company’s operations. Our operations may be sporadic and occur at times which are not convenient to Messrs. Keller and Klippenstein, which may result in periodic interruptions or suspensions of our business plan. If the demands of the Company’s business require the full business time of our President and Vice President, they are prepared to adjust their schedules to devote more time to the Company’s business.  However, they may not be able to devote sufficient time to the management of the Company’s business, which may result in periodic interruptions in implementing the Company’s plans in a timely manner. Such delays could have a significant negative effect on the success of the business.”

Risks Related to Our Business

General

7.

Throughout this section you include references to "our software", "our products", "our existing products", "our apps" and use similar language that suggests you have fully developed and commercially marketable software, products and apps. However, the business section at pages 19-20 fails to contain a reasonably detailed description of your developed products or applications, nor is a reasonably detailed description of the status of any proposed products or applications provided. Please revise throughout the prospectus, so that the document provides a reasonably detailed overview of the status of current and proposed items that would be offered to generate revenues. To the extent product development and production process development is required before you can offer products in commercial quantities, please clearly and prominently so indicate.

RESPONSE:  We have revised the Filing to include a detailed description and overview of the status of our current and proposed products, services and projects in the section of the prospectus titled “DESCRIPTION OF OUR BUSINESS”, under “Products and Services” starting on page 23.

"The scope of our business is currently limited to customers using Apps . , , , " page 10

8.

Please reconcile your statement that you "intend" to become a diversified technologies company with your statement on page 7 that you "are" a diversified technologies company.

RESPONSE:  We have revised the Filing throughout to indicate that we are a diversified technologies company and we intend to continue to diversify and broaden the products and services that we offer.

Risks Relating to the Common Stock

"As a public company. we will incur substantial expenses .... " page 13

9.

It appears that following the effectiveness of your registration statement the company will be subject to the requirements of Section 15(d) of the Securities Exchange Act and that it will not have a class of securities registered under Section 12 of that legislation. Please advise and, as applicable, expand this risk factor to inform investors how the periodic reporting to which you would be subject as a Section 15(d) issuer is more limited than the reporting imposed on an issuer of securities registered under Section 12.

RESPONSE:  We have revised the Filing on page 11 to include the following risk factor:

“You may have limited access to information regarding our business because we are a limited reporting company exempt from many regulatory requirements and our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances.

The Company will not become a fully reporting company but rather, will be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934.  We will not have a class of securities registered under Section 12 of the Exchange Act and will not be subject to the greater reporting obligations under said Section.  As of effectiveness of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the SEC which will be immediately available to the public for inspection and copying (see “Where You Can Find More Information” elsewhere in this prospectus). Except during the year that our registration statement becomes effective, these reporting obligations may be automatically suspended under Section 15(d) if we have less than 300 shareholders. If this occurs after the year in which our registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted.”

10.

The use of proceeds disclosure is based on the assumption that you will sell all of the shares offered pursuant to the registration statement. Please expand this disclosure to indicate how the use of proceeds may change depending on the number of shares sold in the offering. Refer to Instruction I to Item 504 of Regulation S-K. In this regard, disclose how you intend to allocate the remaining funds assuming only 10%, 25% or 50% of the shares are sold. In addition, provide a more detailed discussion of the extent to which you will be able to implement your business plan; describe the individual stages of such plan; and discuss the stages that you will be able to complete if only 10%, 25% or 50% of the shares are sold.

RESPONSE:  We have revised the Filing as follows:

Page 17:  We have revised the Filing to amend the “Use of Proceeds” section as follows:

“USE OF PROCEEDS

Our offering is being made in a direct public offering, without the involvement of underwriters or broker-dealers.  Appiphany Technologies Holdings Corp. expects to disburse the proceeds from this offering in the priority set forth below within the first 12 months after successful completion of this offering.

Not taking into account any possible additional funding or revenues, Appiphany Technologies Holdings Corp. intends to use the proceeds from this offering as follows. The following chart indicates the amount of funds that we will allocate to each item, but does not indicate the total fee/cost of each item.  The amount of proceeds we allocate to each item is dependent upon the amount of proceeds we receive from this offering:

Application of Proceeds	100% of Shares Sold		50% of Shares Sold		25% of Shares Sold		10% of Shares Sold
	$ Amount	% of Total	$ Amount	% of Total	$ Amount	% of Total	$ Amount	% of Total
Total Offering Proceeds	135,000	100.00	67,500	100.00	33,750	100.00	13,500	100.00
Offering Expenses
Legal Fees and Expenses	5,000	3.70	5,000	7.41	5,000	14.81	5,000	37.04
Audit Fees and Expenses(2)	5,000	3.70	5,000	7.41	5,000	14.81	5,000	37.04
SEC Registration Fee	10.70	0.01	10.70	0.02	10.70	0.03	10.70	0.08
Transfer Agent & Registrar Fees & Expenses	500	0.37	500	0.74	500	1.48	500	3.70
Miscellaneous Expenses	1,000	0.74	1,000	1.48	1,000	2.96	1,000	7.41
Total Offering Expenses	11,500*	8.52	11,500*	17.04	11,500*	34.07	11,500*	85.19

Net Proceeds from Offering	123,500	91.48	56,000	82.96	22,250	65.93	2,000	14.81

Use of Net Proceeds
Legal and Accounting Fees	20,000	14.81	10,000	14.81	4,000	11.85	500	3.70
Business Development	25,000	18.52	12,750	18.89	4,750	14.07	300	2.22
Marketing and Advertising	15,000	11.11	6,250	9.26	3,000	8.89	300	2.22
Working Capital(1)	63,500	47.04	27,000	40.00	10,500	31.11	900	6.67
Total Use of Net Proceeds	123,500	91.48	56,000	82.96	22,250	65.93	2,000	14.81

Total Use of Proceeds	135,000	100.00	67,500	100.00	33,750	100.00	13,500	100.00

*Notes:  Offering expenses have been rounded to $11,500.

(1) The category of General Working Capital may include, but is not limited to, postage, telephone services, overnight delivery services and other general operating expenses.  Any line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations; however, offering proceeds will not be used to repay notes payable or related party obligations.

(2) Audit fees are strictly related to the amount of work performed by our auditor, and the percentage of shares sold in this offering has no impact on our audit fees.  If we do not raise sufficient funds from this offering to cover audit related fees, we will have to seek additional outside financing to cover such expenses.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from the sale of the maximum amount of shares being offered hereunder will only be sufficient to meet our anticipated cash needs for the next 8-10 months.  Our directors, Jesse Keller and Jonas Klippenstein, have determined that the maximum amount of funds would be sufficient to cover our intended plan of operations contemplated hereby. The Company will use any proceeds received to cover our filing reports with the Securities and Exchange Commission, as well as allow us to proceed with the Company’s intended business. However, there can be no assurance that the Company will raise any funds through its direct participation offering.  If we are able to sell only 50%, 25% or 10% of our offered shares, we anticipate that we will only be able to meet our anticipated cash needs for the next 4-5 months, 2-3 months, or 0-2 months, respectively.

Specifically, the Company will use the proceeds received from this offering to continue the development of its current Apps, design and develop additional Apps, and create and manufacture accessories to be used with the Apps that are compatible with the iPhone, iPod Touch and iPad.  Further, the Company will use the proceeds to carry on other projects that are currently underway related to App development and design, graphic design, web design, hosting, marketing and new business consulting, focused on technology implementation. We do not intend to use any of the offering proceeds to pay the outstanding notes payable or related party obligations.  The notes payable are due on the earlier of: i) the one year anniversary of the loan date or ii) when the company completes an offering under Regulation D, Regulation S or Section 4(2) of the Securities Act of 1933. The Company will have to generate sufficient revenues before it can repay its related party obligations. Any repayment prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's ability to initiate its business plan.

If the Company is able to raise fifty percent (50%) of the maximum amount of funds available under this offering, we intend to use such funds to continue with phase 1 and phase 2 of our plan of operations.  In this instance, we estimate that we would spend up to $12,750 on business development and up to $6,250 on marketing and advertising.  However, if we raise nominal amounts under the offering (25% or less of the offered shares), we will likely have to seek out additional capital from alternate sources and if such funds are not available our business would likely fail and any investment would be lost. We intend to seek out additional funds from friends, family, and business acquaintances. As with any form of financing, there are uncertainties concerning the availability of such funds and the likelihood that such funds will be available to the Company on terms acceptable to us.  Currently, we have not received any firm commitments or indications from any family, friends or business acquaintances regarding any potential investment in the Company.”

Page 28:  We have revised the Filing to include the following section entitled “Plan of Operations” which provides a detailed discussion of our business plan:

“Plan of Operations

To date, the Company has begun implementing its business plan and is attempting to secure additional funding to continue expansion of our services and products.  The Company intends to continue development of third-party Apps for the iPhone, iPod Touch and iPad as well as integrate accessories to function with our Apps.  The Company has not had any significant revenues generated from its business operations since inception.  We expect that the revenues generated from our business for the next 12 months will not be enough for our required working capital.  We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will only be sufficient to meet our anticipated cash needs for the next 8-10 months.  Until the Company is able to generate any consistent and significant revenue, it may be required to raise additional funds by way of equity or debt financing.  At any phase, if the Company finds that it does not have adequate funds to complete a phase, it may have to suspend its operations and attempt to raise more money so it can proceed with its plan of operations.

To become profitable and competitive, the Company must continue to develop, advance and distribute Apps for the iPhone, iPod Touch and iPad that can be sold commercially or in-house, and to design, develop, manufacture and sell accessories that are made for Apple’s iPod and iPhone.  Our goal is to become a successful developer of Apps and App software and maintain a balanced company through streamlined web-based marketing and sales.  To achieve this goal, management has prepared the following phases for its plan of operations for the next 12 months.

Phase 1 - Develop the Application Software and Products (6-8 months)

During the next 12 months, the Company will continue to develop its current Apps, design and develop additional Apps, and create and manufacture accessories to be used with the Apps that are compatible with the iPhone, iPod Touch and iPad.  The Company currently has many additional projects underway at various stages of development related to App development and design, graphic design, web design, hosting, marketing and new business consulting, focused on technology implementation.  Further, the Company intends to seek opportunities that will diversify our technologies beyond App development in order to reach a broader range of customers.

Management anticipates requiring approximately $20,000 on the design and development of the Company’s App software and products for the next 6-8 months.   This amount will be available to us if we are able to sell 100% of the shares offered hereby.  If we are able to sell only 50%, 25% or 10% of the shares offered, we will have approximately $12,750, $4,750 or $300, respectively, to allocate towards business development.  If we are unable to raise the maximum amount from this offering, we will limit our business development to those Apps and products which we have already begun development on and to focus on marketing those Apps and products for sale.

Phase 2 - Implement Marketing Strategy (4 to 6 months)

The Company plans to commence Phase 2 of its business plan, which will include an aggressive marketing campaign designed to increase consumer awareness of its products and services.  Currently, the Company relies on word of mouth as its primary means of advertisement. We will rely on the quality Apps that we have developed and completed for our existing customers to create positive customer feedback, which could resonate to potential clients. We will also track sales and downloads of our completed Apps, and advertise their popularity to potential clients.

In Phase 2, the Company plans to (1) create a marketing strategy for the Company’s Apps and other products, and (2) implement its marketing strategy towards its target group of clients.  We will attempt to acquire new customers through multiple channels, including traditional and online advertising because we believe that the use of multiple marketing channels reduces reliance on any one source of customers, maximizes brand awareness and promotes customer acquisition.  The Company estimates that our expenses for phase 2 will be approximately $10,000 and expects it will take approximately four to six months to complete this phase.  If we are able to sell the maximum number of shares under this offering, we will be able to allocate $15,000 towards our marketing and advertising phase.  If we are able to sell only 50%, 25% or 10% of the shares offered, we will have approximately $6,250, $3,000 or $300, respectively, to allocate towards phase 2.”

Plan of Distribution, Terms of the Offering, page 15

11.

Please file as an exhibit the subscription agreement that investors will be required to sign.  We note that you refer to "rejection" of subscriptions in circumstances you do not describe.  Tell us whether there are conditions that must be met for the subscriptions to be accepted and consider whether disclosure is appropriate in that respect.

RESPONSE:  We have included a form of the subscription agreement as exhibit no. 4.2. The Company reserves the right to reject subscriptions for any reason as set forth in the “Terms of the Offering” section of the Filing.

Dilution, page 17

12.

Please revise to provide dilution information as of the most recent balance sheet date included in the registration statement or tell us why you believe providing such information as of September 20, 2010 is more appropriate. Also, tell us why you refer to 1,500,000 shares in your dilution discussion. In addition, revise to include dilution information assuming 10%, 25%, and 50% of the shares are sold in this offering.

RESPONSE:  We inadvertently referred to the incorrect number of shares; therefore, we have revised the Filing on page 21 to include the following language and updated dilution table:

“Net tangible book value per share represents the amount of the Company’s tangible assets less total liabilities, divided by the 5,900,000 shares of Common Stock outstanding as of October 31, 2010.  Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of the Shares in this offering assuming the offering price of $0.05 per share of Common Stock and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering.

After giving effect to the sale of the 2,700,000 Shares offered by the Company hereunder, at an Offering Price of $0.05 per share the pro forma net tangible book value of the Company at October 31, 2010, would have been $15,502, or $0.00 per share, representing an immediate increase in tangible book value of $0.02 per share to existing shareholders and an immediate dilution of $0.05 per share to purchasers of the Shares.

The following table illustrates the foregoing information with respect to new investors on a per share basis:

	2,700,000 Shares (100%)	1,350,000 Shares (50%)	675,000 Shares (25%)	270,000 Shares (10%)
Offering price per share	$0.05	0.05	0.05	0.05
Net tangible book value per share before Offering	$(0.02)	(0.02)	(0.02)	(0.02)
Increase per share attributable to new investors	$0.02	0.01	0.01	0.00
Pro forma net tangible book value per share after Offering	$0.00	(0.01)	(0.01)	(0.02)
Dilution per share to new investors	$(0.05)	(0.06)	(0.06)	(0.07)

Description of Property, page 17

13.

As material, please file your lease agreement as an exhibit or advise. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

RESPONSE:  We inadvertently provided incorrect information in our Registration Statement and have revised the Filing on page 21 to include the following language:

“Our offices are currently located at 1630 Pandosy Street in Kelowna, B.C., and our telephone number is (778) 478-9944.  As of the date of this filing, we have not sought to move or change our office site.  We currently utilize office space free of charge on a month-to-month basis from 250 Media Corp., of which our President, Jesse Keller, is the current Chief Executive Officer.  The office space is approximately 1000 square feet of industrial/office space with opportunities to expand our facilities. Additional space may be required as we expand our operations. We do not foresee any significant difficulties in obtaining any required additional space. We currently do not own any real property.”

Description of Our Business. page 19

General

14.

You state that you are an early stage company. Expand your disclosure in the summary and in this section to provide enhanced disclosure of the status of your development. See Item 101(h)(4)(iii) of Regulation S-K. Clarify what remains to be accomplished in order for your company to generate revenues. Provide a detailed description of the actions and timing of your planned operations over the next 12 months. Explain how long it will take to complete development of your products and services, when you expect to begin marketing your products and services, and when you expect to begin generating revenue.

RESPONSE:  We have revised the Filing to include detailed information regarding the status of our development and our planned operations over the next 12 months in the section of our prospectus entitled, “DESCRIPTION OF OUR BUSINESS”, under “Products and Services” starting on page 23 and “Plan of Operations” starting on page 27.

Licensing, page 19

15.

Please revise this section to include a complete description of the material terms of your license agreement with Apple. Please ensure that you summarize the material rights and obligations of the company under this agreement. Refer to Item 10l(h)(4)(vii) of Regulation S-K.

RESPONSE:  The terms of the Company’s license agreements with Apple, Inc. constitute confidential information which Apple, Inc. prohibits the Company from disclosing to the public.  The Company obtained its licenses with Apple, Inc. online through Apple, Inc.’s website and was provided with neither an electronic or paper version of the license agreements.  The Company has received only supplements to its license agreements from Apple, Inc.  Based on the foregoing, the Company may not disclose the material terms of the license agreements with Apple, Inc. in its Registration Statement.

Management Discussion and Analysis, page 21

General

16.

Consider creating an overview section to identify the factors that your company's executives focus on in evaluating the financial condition and operating performance of your business. In addition, although we note your disclosures under Risk Factors regarding the material operations, risks and challenges facing your company, you should expand your disclosure in Management's Discussion and Analysis to address how management is dealing with these issues. Refer to Release 33-8350 on our website at www.sec.gov.

RESPONSE:  We have revised the Filing on page 30 to include the following language:

“OVERVIEW

We are a diversified technology company whose primary business is centered on creating and developing Apps for customers and third-party businesses utilizing Apps designed for the iPhone, iPod Touch, and iPad manufactured and marketed by Apple, Inc.  We have designed and developed a variety of Apps that are currently available for purchase through Apple, Inc., and we are in the process of developing additional Apps and products.  Additional services that we provide include web design, graphic design, hosting, marketing and new business consulting, focused on technology implementation.  We believe that the Company will evolve into a third-party accessories company, integrating our accessories to function with our Apps. We aim to maximize user experience while exploring the innovative technological possibilities of today.  Our goal is to build a reputation as a leading developer of Apps and App software, and maintain a balanced company through streamlined web-based marketing and sales.

The relatively new field of App development is a fiercely competitive industry due to rapid changes in technology, products, services, customer requirements and operating standards.  We must continually improve the performance, features and reliability of our App software, particularly in response to our competition. Our success will depend, in part, on our ability to enhance our existing products and services, develop new products, services and technologies that address the increasingly sophisticated and varied needs of our target markets, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We remain a development stage company without an established history of profitability, or substantial or steady revenues. Our operating results are regularly reviewed by our management on a consolidated basis, principally to make decisions about how we allocate our resources and to measure our consolidated operating performance. We currently generate substantially all of our revenue through online advertising, and to a lesser extent through our App design and development.

Management focuses on a wide variety of financial measurements to assess our financial health and prospects but principally upon (1) revenues generated from online advertising and sales of our current products and services, (2) operating expenses, (3) current assets, especially cash and cash equivalents, used to fund operating losses thus far incurred, and (4) current liabilities.”

Results of Operations. page 21

17.

Please tell us the status of your product development. To the extent you have not yet fully developed any products then revise to clearly indicate as such. In addition, revise your results of operations discussion to include a more detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete development and marketing of your products, when you expect to begin offering your products and services and when you expect to begin generating revenues from such products and services.

RESPONSE:  We have revised the Filing on Page 32 to include the Following language:

“To date, we have designed and developed a variety of Apps that are currently available for purchase through Apple, Inc., and we are in the process of developing additional Apps and products.  Our current products, services and projects are described in further detail in the section of this prospectus titled “DESCRIPTION OF OUR BUSINESS”, under “Products and Services” starting on page 23. Over the next 12 months, we intend to continue developing and marketing our Apps. Some of our Apps are already commercially marketed and sold through the itunes store and it is our intention to offer more as we design and develop them. We have already begun generating revenues from the sale of our Apps and from allowing some of our clients to advertise on our network of websites, and we intend to continue generating such revenues over the next 12 months.”

18.

Explain further your reference to advertising revenues and how such revenues fit into your business plan as currently discussed. In this regard, your disclosures on page 19 indicate that your target customers are consumers wishing to purchase "Apps" for their Apple products and third-party commercial business wishing to develop "Apps" for resale. Please revise your disclosures throughout to discuss clearly how you intend to generate revenues from your planned operations (i.e. through the sale of "Apps" or through the sale of advertising services).

RESPONSE:  Our reference to “advertising revenues” refers to the revenues we receive from advertising our clients’ products and services on our network of websites.  We have revised the Filing throughout to indicate that we intend to continue generating revenues through our planned operations from the sale of our Apps and accessories that are compatible with Apple’s iPod and iPhone and from our other services including web design, graphic design, hosting, marketing, new business consulting focused on technology implementation, and advertising our clients’ products and services on our network of websites.

Liquidity and Capital Resources, page 21

19.

Your estimate for expenses over the next twelve months appears to be different than your anticipated use of proceeds set forth on page 15. Please reconcile your disclosure or advise.

RESPONSE:  The Use of Proceeds chart describes only how we will allocate the proceeds that we receive from the sale of our shares under this offering towards legal and accounting fees, business development, marketing and advertising and working capital.  Our estimated expenses, on the other hand, describe the expenses that we expect to incur over the next 10-12 months and which we intend to pay for not only from the proceeds we receive under this offering, but also from the amount of cash we have on hand, any additional financing we may receive and our anticipated future revenues. We have revised the Filing on Page 32 to clarify and have included the following language underneath the respective chart:

“The foregoing chart sets forth estimates of the Company’s total maximum operational expenses for the initial 12 month period following effectiveness of this offering. The amounts are not limited to proceeds received under this offering, if any, and therefore in order to reach our targets, we will need additional funds in the form of financing or revenues.”

20.

We note from your disclosures on page 9 and 15 that the company believes current cash and cash equivalents, anticipated cash flows from operations and the net proceeds from this offering will only be sufficient to meet anticipated cash needs for the next 8-10 months. Revise your liquidity and capital resources discussion to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources, assuming the sale of 10%, 25%, 50% and 100% of the securities in this offering.

RESPONSE: We have revised the Filing under the “Liquidity and Capital Resources” section on page 31 to include the following language:

“We anticipate that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from the sale of the maximum amount of shares being offered hereunder will only be sufficient to meet our anticipated cash needs for the next 8-10 months.   If we are able to sell only 50%, 25% or 10% of our offered shares, we anticipate that we will only be able to meet our anticipated cash needs for the next 4-5 months, 2-3 months, or 0-2 months, respectively.”

21.

Tell us whether you intend to use any of the offering proceeds to repay the outstanding notes payable or related party obligations. If so, please revise your disclosure (both here and in your use of proceeds discussion) to indicate as such. If not, then revise your disclosures to indicate how and when you anticipate repaying these obligations.

RESPONSE:  We do not intend to use any of the offering proceeds to pay the outstanding notes payable or related party obligations.  We intend to repay these financial obligations from the amount of cash we have on hand, any additional financing we may receive and our anticipated future revenues. Further, we have revised the Filing as follows:

Page 17:  We have revised the Filing to include the following footnote to the “Use of Proceeds” chart:

“(1)The category of General Working Capital may include, but is not limited to, postage, telephone services, overnight delivery services and other general operating expenses.  Any line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations. Offering proceeds will not be used to repay notes payable or related party obligations.”

Page 32:  We have revised the Filing to include the following language:

“We estimate that our maximum amount of expenses over the next 10-12 months will be approximately $215,000 as described in the table below. These estimates may change significantly depending on the nature of our future business activities and our ability to raise additional capital from shareholders or other sources. Some of these estimates will be paid for out of the proceeds of this offering, assuming we are successful in raising any such proceeds. However, we will not use our offering proceeds to repay the notes payable or related party obligations. We intend to repay these financial obligations from the amount of cash we have on hand, any additional financing we may receive and our anticipated future revenues. The notes payable are due on the earlier of: i) the one year anniversary of the loan date or ii) when the company completes an offering under Regulation D, Regulation S or Section 4(2) of the Securities Act of 1933. The Company will have to generate sufficient revenues before it can repay its related party obligations. Any repayment prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's ability to initiate its business plan.”

Description	Target completion date or period	Estimated maximum expenses
Legal and accounting fees	10-12 months	$45,000
Marketing and advertising	10-12 months	$20,000
Business Development	10-12 months	$30,000
General and administrative	10-12 months	$20,000
Notes Payable and Related Party Transactions	10-12 months	$100,000
Total		$215,000

Directors, Executive Officers, Promoters and Control Persons, page 23

General

22.

Please be advised of the recent adoption of SEC Release No. 33-9089, Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/tinal/2009/33-9089.pdf, which in part is applicable to your registration statement. In this regard, please provide the information required by Item 401(e) of Regulation S-K.

RESPONSE:   We have revised the Filing on page 34 to include the following language:

“Jesse Keller - Mr. Keller has an extensive background in sales and marketing for various industries.  His introduction to online marketing and sales began in 1998 when he helped develop and sell turnkey software solutions to companies and private individuals looking to invest in the industry.  This allowed him to develop advanced technical knowledge which he has parlayed into several successful business ventures to date.  In 2001, Mr. Keller relocated to San Jose, Costa Rica to pursue a marketing manager / software development position. Then in 2003, Mr. Keller founded a media investor relations company.  From 2001 through 2004, Mr. Keller served as President and Director of Can West Media, Inc., an online marketing and consulting company that works with companies around the world and whose services include search engine marketing, affiliate marketing, web design, graphic design and webmaster/customer service.  From 2004 through 2009, Mr. Keller held the positions of President and Director of 250media.com, which provides investor relations services to low to mid-cap public companies including public relations services, investor relations, visual communications, web development, brand design, brochure and business collateral production.  Mr. Keller was appointed as Director of the Company because of his broad technical background in online marketing, web design, graphic design, webmaster/customer service, and web development, his prior positions as President and Director of both Can West Media, Inc. and 250media.com, and his knowledge of investor relations, consulting and business ventures.

Jonas Klippenstein – From 1997 to 2010, Mr. Klippenstein has been the President and Director of Highland Security Group Ltd where he has managed hundreds of employees and managed hundreds of thousands of dollars of budgets per year.  Jonas has been involved in startup corporations since 1992 where he worked with a biotechnology company and promoted an eye care line as well as a new development technology with Retractable Syringe Technologies.  Mr. Klippenstein has been involved in negotiations with such large companies as Terumo, Novartis and Becton Dickinson.   He also worked in 2003 as a development manager for a marketing agency, McLean Group Marketing, attracting and successfully delivering outstanding marketing campaigns for various large corporations. In light of Mr. Klippenstein’s experience with resource management and his marketing skills, the Company determined that Mr. Klippenstein would be a good fit for the Company’s Board of Directors.”

23.

Revise your filing to include the full five years of business experience for Mr. Keller, including his principal occupations and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on, Refer to Item 401 of Regulation S-K.

RESPONSE:  Please see our response to Comment 22 above.

24.

On page 19 you state that Mr. Keller has an extensive technical background and is well known for his strategic business planning. Please provide support for the statement that he is "well known for his strategic business planning." Further, as it appears Mr. Keller's background is in sales and marketing, please tell us how you determined he has an "extensive technical background."

RESPONSE:  We have revised the Filing on page 23 to include the following language:

“Our founder and President, Jesse Keller, has an extensive technical background that he developed over the course of more than eleven years of experience working in the technology industry, specifically through his work in software development, web design, graphic design, web development and webmaster/customer service.  Mr. Keller also has significant experience in search engine marketing, affiliate marketing, investor relations, public relations and strategic business planning after having successfully developed several business ventures.  Jonas Klippenstein, as Vice President, supports Mr. Keller, and brings important executive and management experience and a unique understanding of resource management pertaining to large collaborative projects mainly due to his experiences managing employees and budgets as President and Director of Highland Security Group Ltd. for the past 13 years. We anticipate that our eventual sales and development force will be composed of employees and independent contractors involved in computer software technology and Apple, Inc. technology fields that will enhance our corporate image, provide valuable insights into our merchandising, and heighten our understanding of our target market.”

25.

Please clarify whether any of your officers and directors has experience in developing third party applications or in developing, debugging or distributing commercial or in-house "Apps" for the iPhone, iPod Touch or the iPad. If not, please consider including appropriate risk factor disclosure.

RESPONSE:  Our directors, Messrs. Keller and Klippenstein do not have direct experience developing third party applications or in developing, debugging or distributing Apps.  We have revised the Filing on page 14 to include the following risk factor:

“Because our management does not have direct experience in application development, debugging or distribution, we may not be able to compete with competitors having experienced management, and we may need to hire outside consultants.

Our management has no direct experience in App development, debugging or distribution, which may lead to an inability to successfully identify and respond to trends or business conditions in an adequate manner necessary to ensure that the Company's plan of operations is successfully implemented. We may not be able to adequately address risks and difficulties, which could materially harm our products and services, business plan, and results of operations. Additionally, we may need to retain outside consultants to assist the Company with its application development, debugging and distribution and the Company might be negatively impacted by the costs and risks of hiring a consultant. You must consider our business prospects in light of the risks and difficulties we will encounter in the future.”

Executive Compensation, page 24

General

26.

You indicate that Messrs. Keller and Klippenstein will be devoting up to 20 hours a week of their time to your operations. Clarify the minimum time that each of them intend to provide to the company. Please revise to discuss the other projects that currently occupy Messrs. Keller and Klippenstein's time. Also, to the extent known, disclose how much time Messrs. Keller and Klippenstein have agreed to commit to the business once the company is able to provide management salaries.

RESPONSE:  We have revised the Filing on page 35 to revise Notes (1) and (2) to the Summary Compensation Table, as follows:

(1)

Mr. Keller, the President, CEO, CFO, Treasurer and Director of the Company, currently has committed to devote 10 – 25 hours per week providing management services to us. He has agreed to work with no cash remuneration until such time as the Company receives sufficient revenues necessary to provide management salaries.  Once the Company is able to provide Mr. Keller with a management salary, he intends to commit a minimum of 40 hours per week to the Company.  Mr. Keller currently devotes time to other projects outside of the Company, including providing artistic design services to clients around the world.

(2)

Mr. Klippenstein, the Secretary and Director of the Company, currently has committed to devote 10 - 20 hours per week providing management services to us. He has agreed to work with no cash remuneration until such time as the Company receives sufficient revenues necessary to provide management salaries. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.  Once the Company is able to provide Mr. Klippenstein with a management salary, he intends to commit a minimum of 40 hours per week to the Company.  Outside of the Company, Mr. Klippenstein currently works as a Security Consultant to multiple security companies.

Certain Relationships and Related Transactions. page 26

27.

We note your statement that a majority of the cash requirements of the company prior to April 30, 2010 were financed by related parties. In your response letter and with a view to disclosure please tell us the nature of the relationship with each of the lenders. Please tell us whether you have included in this section all the information required by Item 404 of Regulation S-K. In this regard, we note your statements on page F-10, F-19 and F-28 that you are indebted to certain members of your management. In addition, please tell us what agreements were used by the company to secure financing from related parties and whether these agreements, if any, should be filed in answer to Item 601(b)(10)(ii)(A) of Regulation S-K. We note that one of the lenders, Mr. Garth Roy, is the holder of more than five percent of the outstanding shares.

RESPONSE:  Pursuant to Rule 404 of Regulation S-K, we have amended our “Certain Relationships and Related Transactions” section on page 37 as follows:

“Since our inception we have not had any transactions to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under "Executive Compensation." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.”

Where You Can Find More Information. page 27

28.

The text under this heading refers to proxy and information statements. However, you have not filed a Form 10 or Form 8-A and it does not appear that you will be subject to Section 14 of the Securities Exchange Act. Please advise in this regard and revise your disclosure, as applicable.

RESPONSE:  We have revised this paragraph to remove the reference to proxy and information statements.

Financial Statements

29.

We note that as previously requested by the Staff: you provided audited financial statements for Appiphany Technologies Corp. ("ATC") and pro forma financial information for the ATC acquisition in the Form S-1/A filed on November 4, 2010. However, we further note from your current disclosures that the acquisition of A TC involved entities under common control, which you accounted for as a recapitalization. Please explain and revise to disclose the nature of the common control interests in these two entities. To the extent that this transaction qualifies to be accounted for as a reorganization of entities under common control, such transaction should be retrospectively applied to the financial statements for all prior periods presented. In this regard, the audited financial statements for Appiphany Technologies Holdings Corp. shall be retrospectively adjusted to reflect the ATC acquisition as if it occurred at the beginning of the period (June 4, 2009), similar to a pooling of interests. Separate financial statements for ATC and pro forma financial information would no longer be necessary as this information should now be reflected in the audited historical financial statements of the registrant. We refer you to ASC 805-50-45. In addition, please ensure the consent and the report of your independent registered public accounting firm refers to the correct entity and the correct audit periods.

RESPONSE:  We have revised our financial statements to delete any references to a recapitalization transaction, and have referenced the acquisition in accordance with ASC 805-50-45.  Furthermore, we have revised our financial statements to include the inception date as June 4, 2009, which is the earliest inception date of ATHC and ATC, and have included all transactions of both entities from their inception dates, similar to a pooling of interests method.

Note 6. Subsequent Event, page F-29

30.

Revise the filing to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

RESPONSE:  We have included a reference to subsequent events in accordance with ASC 855 as per Note 7 of the October 31, 2010 financial statements and have updated the acquisition transaction on the April 30, 2010 audited consolidated financial statements.

31.

We note your disclosures under Item 15 with regards to the various promissory notes issued in October 2010. Tell us how you considered including a discussion of such notes in your subsequent events footnote.

RESPONSE:  All promissory notes issued in October 2010 have been appropriately recorded and disclosed in the October 31, 2010 unaudited consolidated financial statements.

Resale Prospectus

Cover Page

32.

The first paragraph of the cover page indicates that the shares will be offered at the fixed price of $.05 per share. However disclosure in the third paragraph and elsewhere in the pages of the alternate prospectus suggests that the offering price for the selling shareholders will vary. For example, the reference to "ordinary broker transactions" and to "block trades" suggests pricing would be determined by market forces and could or will likely vary from the fixed price of $.05 per share. You also state that after inclusion in the OTCBB, at-market pricing would be used. Please revise to reconcile the inconsistencies in your disclosure both in the resale prospectus and in the descriptions of the resale offering in the primary offering prospectus.

RESPONSE:  We have also revised the Filing on page 1 of the Resale Prospectus to include the following language, and have revised the Filing throughout to indicate that the offering price for the selling shareholders is a fixed price of $0.05 per share.

“Our existing shareholders are offering for resale, 300,000 shares of common stock.  The Selling Security Holders will sell the offered securities is a fixed price of $0.05 per share for the duration of the offering and thereafter at such prevailing market prices or privately negotiated prices on the OTCBB or other applicable exchange.  All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

There is currently no market for our common stock and we do not know if an active trading market will develop. We intend to take customary measures to arrange for an application to be made with respect to our common stock to be approved for quotation on the Over-the-Counter Bulletin Board (“OTCBB”) upon the effectiveness of the registration statement of which this prospectus forms a part. There are no assurances that our common stock will be approved for quotation on the OTCBB or that, if approved, any meaningful market for our common stock will ever develop.

The Selling Security Holders will sell the offered securities for a fixed price of $0.05 for the duration of the offering and may use one or more of the following methods when selling shares:  (i) at a fixed price of $0.05 per share for the duration of the offering and thereafter at such prevailing market prices or privately negotiated prices on the OTCBB or other applicable exchange; (ii) privately negotiated transactions; (iii) to cover short sales after the date the registration statement of which this Prospectus forms a part is declared effective by the Securities and Exchange Commission; (iv) a combination of any such methods of sale; and (v) any other method permitted pursuant to applicable law.”

Selling Securityholders

33.

For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by 463679 BC Ltd.

RESPONSE:  We have revised the Filing on page 6 of the Resale Prospectus to add the following Note 6 to the Selling Security Holders chart:

“6.

Larry Sawchuck has sole voting power over the securities offered for resale by 463679 BC LTD.”

Plan of Distribution; Terms of the Offering

34.

We note that the selling shareholders may sell shares short and engage in related transactions. In your response letter, please describe the steps you have taken to ensure compliance by the selling shareholders with the requirements of Regulation M. See Rule 461(b)(7).

RESPONSE:  We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates.  We have advised them that Regulation M precludes the selling shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

Further, we have advised the selling shareholders that under Regulation M, any person engaged in the distribution of common stock may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the common stock for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition, the selling shareholders have been advised that Regulation M may limit the timing of purchases and sales of shares of the common stock.  The foregoing may affect the marketability of the common stock offered hereby and there can be no assurance that any Selling Stockholders will sell any or all of the common stock pursuant to this prospectus.  In addition, we will make copies of the prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Part II

Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

General

35.

We note your statements that the unregistered sales were made in reliance upon Regulation D, Regulation S or Section 4(2) of the Securities Act of 1933. For each transaction, please tell us the specific exemption relied upon, i.e., indicate whether it was Regulation D. Regulation S or Section 4(2). Ensure that the descriptive information regarding the description of the facts that support your conclusion that the exemption relied upon was available is tailored to each of the unregistered issuances.

RESPONSE:  We have revised the Filing to indicate the exemption relied upon for each sale of unregistered securities and the facts that support our reliance on such exemption.

Undertakings, page II-4

36.

Your registration statement omits the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K. Please advise or revise your filing.

RESPONSE:  We have revised the Filing on page II-5 to include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

Exhibit Index, II-7

37.

It is unclear from the legal opinion whether the registered shares have been, or when issued will be, validly issued, fully paid and non-assessable. Please revise the legal opinion or advise. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE:  We have revised the legal opinion letter to include the following language:

“Based upon the foregoing and the examination of such legal authorities as we have deemed relevant, and subject to the qualifications and further assumptions set forth below, we are of the opinion that the Registered Shares have been duly authorized and when issued and paid for as described in the Registration Statement, will be, validly issued, fully paid and non-assessable.”

In connection with the Company’s responding to the comments set forth in the December 1, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

APPIPHANY TECHNOLOGIES HOLDINGS CORP.

/s/ Jesse Keller

By: Jesse Keller

Title:  President and Chief Executive Officer